Exhibit 12.1

PTEK Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratio information)

	Six months ended June 30,				Years ended December 31,
	2002		2003		2002		2001	2000	1999		1998
Earnings:
Pre-tax income income (loss) from continuing operations	$8,862		$19,801		$15,799		$(221,001)	$(28,636)	$55,454		$(65,381)
Add back fixed charges:
Fixed charges	7,634		7,306		14,961		14,420	14,024	28,787		21,795

Earnings (loss)	$16,496		$27,107		$30,760		$(206,581)	$(14,612)	$84,241		$(43,586)

Fixed Charges:
Interest expense(1)	$6,359		$5,696		$12,410		$12,412	$12,132	$27,084		$20,262
Interest portion of rent expense	1,275		1,610		2,551		2,008	1,892	1,703		1,533

Total fixed charges	$7,634		$7,306		$14,961		$14,420	$14,024	$28,787		$21,795

Ratio of Earnings to Fixed Charges	2.16	x	3.71	x	2.06	x	(2)	(2)	2.93	x	(2)

(1)	Interest expense includes interest on capital leases and amortization of deferred financing costs, whether expensed or capitalized.
(2)	Our pre-tax income was inadequate to cover fixed charges for the years ended December 31, 1998, 2000 and 2001 by approximately $87.2 million, $42.7 million and $235.4 million, respectively.